Exhibit 21.1
LIST OF SUBSIDIARIES OF MYRIAD GENETICS, INC.

Company Name	Jurisdiction of Incorporation

Myriad Genetic Laboratories, Inc.[1]	Delaware

Assurex Health, Inc.[1]	Delaware

Gateway Genomics, LLC[1]	Delaware

Myriad Women’s Health, Inc[1]	Delaware

Myriad GmbH[1]	Germany

Myriad Genetics GmbH [1]	Switzerland

Myriad Genetics B.V.[1]	Netherlands

Myriad Genetics GK1	Japan

1 – A wholly-owned subsidiary of Myriad Genetics, Inc., a Delaware corporation.